

February 7, 2012

Via E-mail
Mr. William Collins
Chairman, President and Chief Executive Officer
Trellis Earth Products, Inc.
9125 S.W. Ridder Road, Suite D
Wilsonville, OR 97070

>   **Re: Trellis Earth Products, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed February 3, 2012**
>   **File No. 333-176970**

Dear Mr. Collins:

We have reviewed your response letter and the above-referenced filing, and we have the following comments.

General

1. Please provide the full disclosure required by Item 5 of Form S-1. To the extent there is a price discrepancy between the common shares in the primary offering and those being offered on behalf of selling securityholders, please provide a discussion of the quantitative and qualitative factors that justify a higher offering price for the same security. Also, if your common shares are quoted on the OTCBB during the pendency of the primary offering, please explain the impact that at-the-market resales may have on the concurrent primary offering that is being sold at a fixed price for its duration.

Prospectus Cover Page

2. The disclosure on the top left of the cover does not appear to indicate the correct number of shares that comprise the primary offering. Please clarify or revise.

Dilution, page 15

3. We note your response to comment four of our letter dated January 27, 2012. However, you did not provide the requested disclosure in the dilution section. Please revise this section to disclose the dilution to investors if you sell substantially less than the maximum offering. For example, you may consider disclosing dilution if you sell 10%, 25%, and 50% of the offering. Similarly, please disclose the percentage of common stock to be beneficially owned by each of your principal stockholders if you sell substantially less than the maximum offering.

Selling Stockholders, page 44

4. Although you disclose that the shares being registered for resale on behalf of Irth Communications LLC were issued on February 14, 2011, the unregistered sale of the securities is not reflected in your Item 15 disclosure. Please advise. Also, please revise to provide the full information required by Item 507 of Regulation S-K, namely the presence of any material relationship which the selling security holder has had with you within in the past three years.

Plan of Distribution, page 44

5. We note your disclosure in the second paragraph that you "agreed to grant the placement agent a warrant to purchase a number of shares of [y]our common stock equal to 10% of the aggregate number of shares of common stock included in the units sold in the offering." It appears that you are no longer registering the offer and sale of the warrant. Please advise or revise your disclosure as appropriate.

Item 15. Recent Sales of Unregistered Securities, page II-2

6. We note your added disclosure regarding the stock issuance to Sichenzia Ross Friedman Ference LLP for legal services. Please disclose the section of the Securities Act of 1933, as amended, under which you claim exemption from registration.

Item 17. Undertakings, page II-4

7. We note that you now include the undertakings for issuers relying on both Rule 430B and Rule 430C of the Securities Act. Please remove the Rule 430B undertakings, or tell us why you believe you are eligible to rely on Rule 430B.

    You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.


Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief


cc: Via E-mail
        Marcelle S. Balcombe, Esq.
        Sichenzia Ross Friedman Ference Anslow LLP